	Adjusted EBITDA reached $136.3 million in 2Q23 and $225.5 million in 6M23, 15.2% and 10.1% higher year-over-year, respectively. Diversified model continues to pay off.

2Q23 Earning Release Conference Call

English Conference Call	Luxembourg, August 17, 2023 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading sustainable production company in South America, announced today its results for the second quarter ended June 30, 2023. The financial information contained in this press release is based on consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 25 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
August 18, 2023
10 a.m. (US EST)
11 a.m. (Buenos Aires/Sao Paulo time)
4 p.m. (Luxembourg)
	Financial Performance - Highlights

Zoom ID: 872 0040 2901	$ thousands	2Q23	2Q22	Chg %	6M23	6M22	Chg %
Passcode: 995202	Gross Sales	407,082	382,339	6.5%	654,355	587,742	11.3%

	Adj EBITDA (2)
Investor Relations	Farming & Land Transformation	24,346	19,995	21.8%	42,868	55,568	(22.9)%
Emilio Gnecco	Sugar, Ethanol & Energy	116,843	104,358	12.0%	193,531	161,636	19.7%
CFO	Corporate Expenses	(4,843)	(6,005)	(19.4)%	(10,891)	(12,385)	(12.1)%
Victoria Cabello	Total Adj EBITDA	136,346	118,348	15.2%	225,508	204,819	10.1%
IR Officer	Adj EBITDA Margin (2)	33.8%	31.8%	6.1%	34.8%	35.7%	(2.8)%
	Net Income	46,119	18,111	154.6%	69,125	83,284	(17.0)%
Email	Adj Net Income (2)	42,428	44,045	(3.7)%	81,305	58,740	38.4%
ir@adecoagro.com	Adjusted Net Income per Share	0.40	0.40	(0.3)%	0.76	0.53	43.3%
	Net Debt(2) / LTM Adj EBITDA (x)	1.9x	1.9x	—%	1.9x	1.9x	—%

	Operating Performance - Highlights
	Sugarcane milled (thousand tons)	3,606	3,302	9.2%	5,078	3,574	42.1%
Website:	Farming Planted Area (Hectares)	268,427	291,843	(8.0)%	268,427	291,843	(8.0)%
www.adecoagro.com	Milk Produced (million liters)	49.9	45.5	9.7%	96.6	90.5	6.7%

•Gross sales were 6.5% higher in 2Q23 and 11.3% higher in 6M23 driven by our consistent Sugar & Ethanol strategy which gave us flexibility to shift production to sugar and execute sales at solid prices; coupled with an increase in average selling prices captured for rice.
•Adjusted EBITDA presented a year-over-year increase of 15.2% in 2Q23 and 10.1% in 6M23, mainly explained by an outperformance of the Sugar, Ethanol & Energy business. This fully offset the decline reported in the Crops division driven by a record drought and higher costs.
•Adjusted net income in 2Q23 was $42.4 million, 3.7% lower than the previous year, while year-to-date it stood at $81.3 million, presenting a 38.4% year-over-year increase.
•Net debt/LTM Adjusted EBITDA of 1.9x was in line with the same period of last year, while liquidity ratio(3) stood at 1.3x.

(1) Gross Sales are equal to Net Sales plus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 25 for a reconciliation of Adjusted EBITDA. Adjusted Net Income and Net Debt for the period. Adjusted EBITDA margin is calculated as a percentage of net sales.
(3) Liquidity ratio is equal to Cash & Equivalents plus Marketable Inventories divided by Short Term Debt.

Sugar, Ethanol & Energy business

◦During 2Q23 we crushed 3.6 million tons of sugarcane, 9.2% higher year-over-year, driven by great agricultural productivity indicators. TRS content per hectare increased 35% compared to 2Q22, as a consequence of weather going normal and of our implementation of agricultural techniques such as pre-sprouted seedling (MPB). This allowed us to reproduce varieties better adapted to our region at a much faster pace, and reduce varietal concentration. We also profited from our flexibility to switch our industrial production and maximize the product that offers the highest marginal contribution. During 2Q23 we diverted 48% of TRS to produce sugar, in order to capture solid prices which traded on average 33% above hydrous ethanol in Mato Grosso do Sul. Within our ethanol production, we produced 70% of anhydrous ethanol which commanded a 10% premium over hydrous ethanol. In terms of ethanol sales, we took advantage of our Bonsucro certification and of our installed capacity to export 15.8 thousand m3 of anhydrous ethanol to Europe (totaling 22.4 thousand during 6M23). In addition, we conducted 52% of our quarterly sales during a peak of prices in April, thus capturing prices 12% above current market. Leveraging on our storage capacity, we carried into the following quarters over 160 thousand m3 of ethanol (over 30% of our expected annual production), to profit from higher future prices. Despite an appreciation of the Brazilian Real, results were positively impacted by lower unitary cost of production (-15%) driven by higher volume crushed, and lower cost of certain agricultural inputs. All of the above, contributed to our Adjusted EBITDA, which in 2Q23 reached $116.8 million, 12.0% higher year-over-year. Year-to-date Adjusted EBITDA amounted to $193.5 million, 19.7% higher compared to 6M22, explained by the same drivers as during the quarter.

◦Sugar prices continue to be supported by strong fundamentals, and are trading, on average, above 24 cts/lb. We are in an excellent position to profit from this scenario as we remain unhedged in 26% of our expected 2023 sugar production and 87% of 2024's production (hedged volume at 22.3 cts/lb and 23.0 cts/lb, respectively). Assuming weather going normal, we expect to increase 2023's crushing volume by 15% compared to 2022, as we have sufficient sugarcane availability to use our industrial capacity. This, in turn, would result in a reduction in unitary cash cost, due to better dilution of fixed costs. We continue to replace 100% of our potash fertilizer needs with biofertilizer produced in our own operations. We are increasing our production of biomethane from vinasse and replacing diesel consumption in part of our fleet. By doing so we are also improving our carbon footprint, while reducing costs.

Crops, Rice, Dairy & Land Transformation businesses

◦Despite La Niña weather event affecting summer crop production in almost all of the productive regions of Argentina and Uruguay, Adjusted EBITDA in 2Q23 reached $24.3 million, 21.8% higher compared to 2Q22. Positive results were driven by an outperformance of our Rice and Dairy business. Adjusted EBITDA in our Rice business was 202.6% higher compared to 2Q22, driven by higher selling volumes and higher selling prices (+160 USD/tn or 33% on better mix of higher value added products and higher global prices captured thanks to our production and commercial flexibility). In our Dairy business, despite an increase in feeding cost, Adjusted EBITDA increased by 41.3% thanks to higher productivity, and to our flexibility to shift production to fluid milk for domestic consumption, which offered a higher marginal contribution during the quarter. Results were partially offset by an underperformance of our Crops business which broke even. Harvesting activities for 22/23 campaign have almost concluded and, as expected, presented a 30%-40% reduction in yields of our main crops, compared to the previous campaign. Margins were pressured by an increase in costs of agricultural inputs in U.S. dollars, including diesel and agrochemicals, as well as higher logistic costs, among others. During 6M23, Adjusted EBITDA for our segments in Argentina and Uruguay presented a 22.9% reduction year-over-year, mainly impacted by the reduction in crops yields caused by the record drought.

◦We have begun planting activities for our 23/24 campaign, starting with wheat and other winter crops. We expect a positive outlook for the upcoming season, as weather is shifting to moderate El Niño pattern, which should allow for an improvement in soil moisture and a recovery of water reservoirs. In addition, there have been positive developments impacting the price of some of our products. India, the world's largest rice exporter, recently announced the ban of long grain white rice exports to secure domestic supply. We expect to benefit from this event thanks to our ability to easily redirect sales to export market and to offer full product traceability. In the case of rice, soybean, corn, peanut and sunflower, the Argentine government has passed resolutions that allow for the use of a preferential FX rate.

Remarks

2023 Shareholder Distribution Update
◦During the first seven months of the year, we repurchased 1.7 million shares (1.6% of the company's equity) under our existing share buyback program at an average price of $8.54 per share, totaling $14.4 million. Going forward we expect to continue repurchasing shares, in line with our commitment to return cash to our shareholders.
◦On May 24th, we paid $17.5 million in cash dividends (approximately $0.1626 per share) corresponding to the first installment of our annual cash dividend. The second installment shall be payable in or about November 2023 in an equal cash amount, resulting in an annual cash dividend of $35 million.
◦Dividend distribution and share repurchases are part of the company's distribution policy, which consists of a minimum distribution of 40% of the Adjusted Free Cash Flow from Operations (NCFO) generated during the previous year. In 2022, we generated $141.3 million of NCFO.

ESG Update
Led by our ESG committee and following conversations with investors and rating agencies, we defined a roadmap laying out the main priorities to strengthen our ESG communication.
◦Targets: during 2023 we will set our 2030 targets for greenhouse gas emissions and water intensity. In 2024 we will set our 2030 targets for gender diversity.
◦Commitments: we communicated our alignment to the Paris Agreement and 2050 Carbon Neutrality.
◦2022 Sustainability Report: On June 22nd, we published our third-party verified Integrated Report, prepared following the Integrated Reporting Framework, GRI and SASB standards, and showing our contribution to the United Nations' 2030 Agenda.
◦"E" highlights: (i) 40% year-over-year reduction in carbon intensity ratio (0.108 Tn of CO2e/Tn of product), including over 780,000 Tn of carbon sequestered; (ii) 87% of the company's total energy consumption is self-generated and renewable; (iii) 960+ thousand MWh of renewable energy produced in our own operations.
◦"S" highlights: (i) creation of the Diversity & Inclusion Committee with a focus on female leadership, motherhood, community and violence prevention; (ii) 20%+ increase in hours of training per employee in 2022 vs. 2021.
◦"G" highlights: (i) starting in 2023, variable compensation will be linked to two ESG indicators.
◦ESG rating agencies: we worked on improving information disclosure and communication, including the publication of policies, among others. As a result, on June 15th MSCI upgraded Adecoagro's score one notch to "AA" category.
◦Innovation: embedded in our DNA, the incorporation of technological solutions continues to be a cornerstone of our ESG strategy. We are working on identifying and analyzing projects that will enable us to reduce our carbon footprint while increasing profitability. A clear example of this, which is already up and running, is the replacement of diesel in part of our vehicle fleet in Brazil with biomethane produced in our own operations. Sustainable agriculture is profitable agriculture.
◦To access our ESG report, please visit https://sustainability.adecoagro.com/en.

Sugar, Ethanol & Energy Segment - Operational Performance

SUGAR, ETHANOL & ENERGY - SELECTED INFORMATION
Operating Data	Metric	2Q23	2Q22	Chg %	6M23	6M22	Chg %
Milling
Sugarcane Milled	tons	3,606,177	3,301,556	9.2%	5,077,898	3,573,968	42.1%
Own Cane	tons	3,537,549	3,238,347	9.2%	4,972,469	3,510,759	41.6%
Third Party Cane	tons	68,628	63,209	8.6%	105,428	63,209	66.8%
Production
TRS Equivalent Produced	tons	484,452	413,941	17.0%	657,747	440,043	49.5%
Sugar	tons	223,069	83,719	166.5%	299,206	84,582	253.7%
Ethanol	M3	145,466	191,158	(23.9)%	199,691	205,880	(3.0)%
Hydrous Ethanol	M3	43,383	108,664	(60.1)%	58,987	116,222	(49.2)%
Anhydrous Ethanol (1)	M3	102,083	82,494	23.7%	140,704	89,658	56.9%
Sugar mix in production	%	48%	21%	127.6%	48%	20%	136.6%
Ethanol mix in production	%	52%	79%	(34.2)%	52%	80%	(34.4)%
Energy Exported (sold to grid)	MWh	182,291	187,634	(2.8)%	240,513	205,688	16.9%
Cogen efficiency (KWh sold/ton crushed)	KWh/ton	50.5	56.8	(11.1)%	47.4	57.6	(17.7)%
Agricultural Metrics
Harvested area	Hectares	45,479	53,614	(15.2)%	65,115	59,771	8.9%
Yield	tons/hectare	78	60	28.8%	76	59	30.0%
TRS content	kg/ton	126	119	6.3%	122	117	4.0%
Area
Sugarcane Plantation	hectares	195,625	188,560	3.7%	195,625	188,560	3.7%
Expansion Area	hectares	1,113	803	38.7%	2,639	2,753	(4.2)%
Renewal Area	hectares	10,078	9,688	4.0%	14,661	14,708	(0.3)%
(1) Does not include 22,931 cubic meters and 53,371 cubic meters of anhydrous ethanol that were converted by dehydrating our hydrous ethanol stocks during 2Q23 and 6M23, respectively.

Normal weather conditions in Mato Grosso do Sul throughout the first six months of the year favored cane development, with good rains registered during summertime. This resulted in solid productivity indicators of our sugarcane plantation, enhancing efficiencies at every stage of the production chain as more tons were harvested per hectare, and with a higher TRS content. As a result, crushing volume during 2Q23 amounted to 3.6 million tons, 9.2% higher compared to the same period of last year. Sugarcane yields reached 78 tons per hectare, compared to 60 tons per hectare reported the previous year, while TRS content presented a 6.3% improvement, amounting to 126 kg/ton (versus 119 kg/ton in 2Q22).
Year-to-date crushing volume reached 5.1 million tons, marking a 42.1% increase compared to last year. This is explained by a significant improvement in agricultural productivity indicators, including a 30.0% year-over-year increase in yields to 76 tons per hectare, but mainly due to greater sugarcane availability, which enabled us to resume our continuous harvest model during the first quarter of 2023.

We diverted 48% of our TRS to sugar during 2Q23, in line with our strategy to maximize production of the product with the highest marginal contribution. During the quarter, sugar traded at a significant premium to both, hydrous and anhydrous ethanol in Mato Grosso do Sul, while anhydrous ethanol continued to command a premium over hydrous. Within our ethanol production 70% was anhydrous ethanol, compared to 43% in 2Q22. To further profit from the premium that anhydrous ethanol commanded over hydrous during the quarter, we dehydrated over 22 thousand cubic meters of hydrous ethanol stored in our tanks, and as much as 53 thousand cubic meters during the semester.
On a year-to-date basis, production mix stood at 48% sugar and 52% ethanol, compared to 20%-80% reported during the same period of last year. While we maximized sugar production throughout the first six months of the year to profit from the rally in global sugar prices, the opposite was observed in 6M22 as ethanol prices reached record levels in Brazil. This high degree of flexibility constitutes one of our most important competitive advantages, since it allows us to make a more efficient use of our fixed assets and profit from higher relative prices.
Exported energy during the quarter totaled 182 thousand MWh, 2.8% lower compared to 2Q22. Despite presenting a year-over-year increase in crushing volume, lower exported energy was fully explained by our commercial decision to use our bagasse as fuel in the ethanol dehydration process to produce more anhydrous ethanol, demanded both domestically and in export markets, rather than selling energy at low spot prices. Consequently, our cogeneration efficiency ratio was down 11.1% compared to the previous year.
Year-to-date, exported energy increased only 16.9% year-over-year to 241 thousand MWh, despite a 42.1% increase in crushing volume. Again, this was explained by our commercial strategy to use our bagasse for more profitable alternatives.

Sugar, Ethanol & Energy Segment - Financial Performance

NET SALES BREAKDOWN	$ thousands			Units			($/unit)
	2Q23	2Q22	Chg %	2Q23	2Q22	Chg %	2Q23	2Q22	Chg %
Sugar (tons)	106,801	20,239	427.7%	210,461	45,849	359.0%	507	441	15.0%
Ethanol (cubic meters)	61,143	129,037	(52.6)%	97,926	172,334	(43.2)%	624	749	(16.6)%
Hydrous Ethanol (cubic meters)	15,306	65,008	(76.5)%	27,584	90,621	(69.6)%	555	717	(22.6)%
Anhydrous Ethanol (cubic meters)	45,837	64,029	(28.4)%	70,342	81,713	(13.9)%	652	784	(16.8)%
Energy (Mwh) (2)	8,954	9,544	(6.2)%	244,325	204,087	19.7%	37	47	(21.6)%
CBios	2,170	5,154	(57.9)%	109,780	252,557	(56.5)%	20	20	(3.1)%
Others (5)	138	—	n.a.	155	—	n.a.	890	—	n.a.
TOTAL (3)	179,206	163,974	9.3%
Cover Crops (tons) (4)	5,242	5,833	(10.1)%	13,200	9,843	34.1%	397	593	(33.1)%
TOTAL NET SALES (1)	184,448	169,807	8.6%

NET SALES BREAKDOWN	6M23	6M22	Chg %	6M23	6M22	Chg %	6M23	6M22	Chg %
Sugar (tons)	154,295	28,038	450.3%	316,711	62,992	402.8%	487	445	9.5%
Ethanol (cubic meters)	103,460	185,880	(44.3)%	168,664	257,928	(34.6)%	613	721	(14.9)%
Hydrous Ethanol (cubic meters)	19,933	80,876	(75.4)%	37,050	116,705	(68.3)%	538	693	(22.4)%
Anhydrous Ethanol (cubic meters)	83,527	105,004	(20.5)%	131,614	141,223	(6.8)%	635	744	(14.6)%
Energy (Mwh) (2)	11,490	11,236	2.3%	304,235	268,942	13.1%	38	42	(9.6)%
CBios	4,515	7,094	(36.4)%	256,181	386,780	(33.8)%	18	18	(3.9)%
Others (5)	164	—	n.a.	180	—	n.a.	911	—	n.a.
TOTAL (3)	273,924	232,248	17.9%
Cover Crops (tons) (4)	7,210	10,530	(31.5)%	17,100	18,864	(9.4)%	422	558	(24.4)%
TOTAL NET SALES (1)	281,134	242,778	15.8%

HIGHLIGHTS - $ thousand	2Q23	2Q22	Chg %	6M23	6M22	Chg %
Net Sales (1)	184,448	169,807	8.6%	281,134	242,778	15.8%
Margin on Manufacturing and Agricultural Act. Before Opex	87,823	72,355	21.4%	163,083	128,853	26.6%
Adjusted EBITDA	116,843	104,358	12.0%	193,531	161,636	19.7%
Adjusted EBITDA Margin	63.3%	61.5%	3.1%	68.8%	66.6%	3.4%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes; (2) Includes commercialization of energy from third parties; (3) Total Net Sales does not include the sale of soybean, corn and beans planted as cover crop during the implementation of the agricultural technique known as meiosis; (4) Corresponding to the sale of soybean, corn and beans planted as cover crop during the implementation of meiosis. (5) Diesel sold by Monte Alegre Distribuidora (MAC), our own fuel distributor located in UMA mill.

Adjusted EBITDA during 2Q23 was $116.8 million, 12.0% higher year-over-year. This was explained by (i) a $14.6 million year-over-year increase in net sales and by (ii) a $13.8 million year-over-year increase in the mark-to-market of our harvested cane on higher crushing volume and slightly higher Consecana prices. Results were partially offset by a $2.6 million year-over-year loss in the mark-to-market of our commodity hedge position driven by greater gains reported the previous year.
Year-to-date, Adjusted EBITDA amounted to $193.5 million, presenting a 19.7% increase compared to the same period of last year. This was driven by (i) a $38.4 million year-over-year increase in net revenues;

together with (ii) a $24.5 million year-over-year increase in the mark-to-market of our harvested cane on greater volume crushed and higher Consecana prices. Results were partially offset by (i) a $6.6 million loss in the mark-to-market of our commodity hedge position on higher sugar prices; and by (ii) a $3.5 million increase in SG&A driven by higher freight costs due to more sales of sugar, and higher salaries on inflation.
Net sales reached $184.4 million during 2Q23 and $281.1 million during 6M23, marking an 8.6% and 15.8% increase compared to the same period of last year, respectively. In both cases, the growth was driven by higher selling volume and higher average selling prices of sugar. Results were partially offset by the year-over-year reduction in ethanol and carbon credit sales.
In the case of sugar, sales amounted to $106.8 million during 2Q23, presenting an increase of 5.3 times compared to the same period of last year. This was driven by an year-over-year increase in selling volumes of 165 thousand tons as our mix decision favored the production of sugar to capture the price premium over ethanol; coupled with a 15.0% year-over-year increase in the average selling price as we benefited from the rally in global sugar prices caused by limited global supply. Within our volume sold, 98% corresponded to VHP sugar (very high polarization), which presented a 17.9% increase in its selling price versus the prior year, reaching 23.0 cts/lb. On a year-to-date basis, sugar sales reached $154.3 million, 5.5 times higher than the previous year due to a year-over-year increase in volumes sold of 254 thousand tons, together with a 9.5% year-over-year increase in the average selling price.
Ethanol sales amounted to $61.1 million during 2Q23, down 52.6% compared to 2Q22 driven by a 43.2% reduction in selling volumes, as we reduced our ethanol production mix compared to 2Q22 and increased our carry-over stocks. Lower sales were also explained by a 16.6% decrease in the average selling price, on account of a tough year-over-year comparison. As explained in prior releases, 73% of our total volume sold during 2Q22 was concentrated in the month of April, when ethanol prices peaked to over 26 cts/lb sugar equivalent, due to the delay in the beginning of harvesting activities in Brazil. Our production mix during 2Q22 was shifted towards ethanol. However, it is worth highlighting that during April 2023 we sold 51 thousand cubic meters of ethanol to the domestic market at an average price of 21.3 cts/lb sugar equivalent (12% above the average price of the quarter), profiting from a peak in demand on account of a long weekend. These sales represented 52% of our quarterly volume sold, out of which 30 thousand cubic meters were anhydrous ethanol and the balance hydrous ethanol. This is part of our commercial strategy to always sell each product at its best possible price.
On a year-to-date basis, ethanol sales amounted to $103.5 million, marking a 44.3% year-over-year decrease driven by the drivers explained above. In the case of hydrous ethanol, we are also reducing our volume sold of this product to build inventories, which can later be dehydrated and turned into anhydrous ethanol, which commands a price premium. Depending on market opportunities, we can export our anhydrous ethanol production to Europe as we have the necessary certifications and industry capacity to meet product specifications. Within the 132 thousand cubic meters of anhydrous ethanol sold, 22.4 thousand cubic meters were exported at an average price of 20.5 cts/lb, out of which 15.8 thousand cubic meters were conducted during 2Q23 at an average price of 20.8 cts/lb.
Due to the efficiency and sustainability in our operations, ranked among the highest in the industry, we have the right to issue carbon credits (CBio) every time we sell ethanol. During the quarter, we sold $2.2 million worth of CBios, 57.9% lower than the previous year, at an average price of 98 BRL/CBio (20 $/CBio). This is explained by the lower year-over-year production and sale of ethanol, which led to a lower amount of carbon credits issued. Year-to-date, we sold 256,181 CBios, amounting to $4.5 million.

Net sales of energy reached $9.0 million during 2Q23, 6.2% lower than last year. Despite presenting a 19.7% increase in selling volumes versus the same period of last year, lower revenues for this segment were driven by a 21.6% decrease in the selling price explained by lower energy spot prices. Year-to-date, energy sales amounted to $11.5 million, 2.3% higher year-over-year driven by a 13.1% increase in selling volumes which fully offset the 9.6% decline in the average selling price.

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS(1)
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	2Q23	2Q22	Chg %	2Q23	2Q22	Chg %
Industrial costs	24,055	28,477	(15.5)%	2.5	3.4	(27.2)%
Industrial costs	21,608	26,346	(18.0)%	2.2	3.2	(29.4)%
Cane from 3rd parties	2,447	2,130	14.9%	0.3	0.3	(1.1)%
Agricultural costs	96,381	94,057	2.5%	10.0	11.4	(11.7)%
Harvest costs	37,920	37,761	(0.7)%	3.9	4.6	(13.5)%
Cane depreciation	22,010	22,167	(0.7)%	2.3	2.7	(14.5)%
Agricultural Partnership Costs	17,467	18,596	(6.1)%	1.8	2.2	(19.1)%
Maintenance costs	18,984	15,534	22.2%	2.0	1.9	5.3%
Total Production Costs	120,436	122,534	(1.7)%	12.5	14.8	(15.3)%
Depreciation & Amortization PP&E	(48,701)	(49,671)	(2.0)%	(5.1)	(6.0)	(15.5)%
Total Production Costs (excl D&A)	71,735	72,864	(1.5)%	7.5	8.8	(15.2)%

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS(1)
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	6M23	6M22	Chg %	6M23	6M22	Chg %
Industrial costs	33,240	33,181	0.2%	2.5	3.8	(32.2)%
Industrial costs	29,571	31,050	(4.8)%	2.3	3.5	(35.5)%
Cane from 3rd parties	3,669	2,130	72.2%	0.3	0.2	16.6%
Agricultural costs	143,416	112,894	27.0%	11.0	12.8	(14.0)%
Harvest costs	53,100	41,276	28.6%	4.1	4.7	(12.9)%
Cane depreciation	31,344	24,244	29.3%	2.4	2.7	(12.5)%
Agricultural Partnership Costs	22,690	20,394	11.3%	1.7	2.3	(24.7)%
Maintenance costs	36,282	26,980	34.5%	2.8	3.1	(9.0)%
Total Production Costs	176,656	146,075	20.9%	13.5	16.5	(18.1)%
Depreciation & Amortization PP&E	(72,033)	(64,225)	12.2%	(5.5)	(7.3)	(24.1)%
Total Production Costs (excl D&A)	104,623	81,850	27.8%	8.0	9.3	(13.5)%
(1)Total production cost may differ from our COGS figure as the former refers to the cost of our goods produced, whereas the latter refers to the cost of our goods sold.

Total production costs excluding depreciation and amortization reached 7.5 cts/lb in 2Q23 and 8.0 cts/lb year-to-date, marking a 15.2% and 13.5% year-over-year reduction, respectively, despite an appreciation of the Brazilian Real. This is explained by a 0.3 million and 1.5 million ton increase in crushing volume, respectively, which enabled us to better dilute our fixed costs, especially agricultural costs which represent roughly 80% of our cost structure. Although there are some items such as salaries which evolve with inflation, other products such as diesel saw a reduction in prices. As always, we continue to use concentrated vinasse and filter cake to replace 100% of our potash fertilizer requirements and 48% of total agricultural inputs needs, reducing our sourcing needs.

SUGAR, ETHANOL & ENERGY - CHANGES IN FAIR VALUE
$ thousands	2Q23	2Q22	Chg %	6M23	6M22	Chg %
Sugarcane Valuation Model current period	160,316	96,683	65.8%	160,316	96,683	65.8%
Sugarcane Valuation Model previous period	154,422	123,486	25.1%	104,586	64,364	62.5%
Total Changes in Fair Value	5,894	(26,803)	n.a	55,730	32,319	72.4%
Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) booked a year-over-year increase of $32.7 million and $23.4 million in 2Q23 and 6M23, respectively. This is explained by an improvement in the productivity outlook of our sugarcane plantation, driven by better yields and TRS content, coupled with higher expected prices, mostly from sugar.

Crops, Rice, Dairy & Land Transformation Financial Performance

CROPS, RICE, DAIRY & LAND TRANSFORMATION - FINANCIAL HIGHLIGHTS
$ thousands	2Q23	2Q22	Chg %	6M23	6M22	Chg %
Gross Sales
Farming	219,235	201,963	8.6%	367,762	330,310	11.3%
Total Sales	219,235	201,963	8.6%	367,762	330,310	11.3%
Adjusted EBITDA (1)
Farming	24,891	17,972	38.5%	44,374	52,386	(15.3)%
Land Transformation	(545)	2,023	n.a.	(1,506)	3,182	n.a.
Total Adjusted EBITDA (1)	24,346	19,995	21.8%	42,868	55,568	(22.9)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 25 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Adjusted EBITDA totaled $24.3 million in 2Q23, marking a 21.8% increase compared to the same period of last year. Adjusted EBITDA in our Rice business expanded $9.8 million year-over-year driven by higher selling volume coupled with a $160/Tn increase in average selling prices. Besides, our Dairy business reported an Adjusted EBITDA growth of 41.2% versus the previous year on account of higher average selling prices, as we produced more fluid milk for the domestic market, which offered the highest marginal contribution. Results were partially offset by the lower performance of our Crops business, as expected, due to (i) lower yields as a consequence of La Niña weather event; (ii) higher costs due to a global inflationary environment; and (iii) lower sales. Our Land Transformation segment reported an Adjusted EBITDA reduction of $2.6 million compared to 2Q22 due to (i) lower soybean prices, (ii) an appreciation of the Brazilian real throughout the quarter; and (iii) less installments to be collected.
On a year-to-date basis, Adjusted EBITDA was $42.9 million, 22.9% lower than the previous year. Despite greater results reported in both our Rice and Dairy businesses, this was fully offset by an underperformance of our Crops business due to a record drought caused by La Niña weather, which affected yields, coupled with higher costs.
For a more detailed explanation, please refer to the performance description of each business line starting next page.

Crops Segment

GROSS SALES BREAKDOWN	Amount ($ '000)			Volume			$ per unit
Crops	2Q23	2Q22	Chg %	2Q23	2Q22	Chg %	2Q23	2Q22	Chg %
Soybean	28,891	37,478	(22.9)%	61,753	92,578	(33.3)%	468	405	15.6%
Corn (1)	7,657	27,853	(72.5)%	34,319	113,643	(69.8)%	223	245	(9.0)%
Wheat (2)	4,697	3,053	53.8%	17,037	10,037	69.7%	276	304	(9.4)%
Sunflower	9,513	7,598	25.2%	18,689	8,723	114.3%	509	871	(41.6)%
Cotton Lint	2,521	386	553.1%	1,306	331	294.4%	1,930	1,166	65.6%
Peanut	16,878	13,222	27.7%	14,184	14,262	(0.5)%	1,190	927	28.4%
Others (3)	4,145	2,611	58.8%	1,343	4,562	(70.6)%
Total	74,302	92,201	(19.4)%	148,631	244,136	(39.1)%

GROSS SALES BREAKDOWN	6M23	6M22	Chg %	6M23	6M22	Chg %	6M23	6M22	Chg %
Soybean	29,160	39,867	(26.9)%	62,359	97,625	(36.1)%	468	408	14.5%
Corn (1)	10,091	31,449	(67.9)%	43,757	123,700	(64.6)%	231	254	(9.3)%
Wheat (2)	12,011	13,852	(13.3)%	42,523	51,872	(18.0)%	282	267	5.8%
Sunflower	13,969	11,436	22.1%	25,639	13,427	91.0%	545	852	(36.0)%
Cotton Lint	4,549	1,202	278.5%	2,182	1,138	91.8%	2,085	1,056	97.3%
Peanut	31,963	29,217	9.4%	25,371	26,794	(5.3)%	1,260	1,090	15.5%
Others (3)	5,773	4,609	25.3%	1,757	7,116	(75.3)%
Total	107,516	131,632	(18.3)%	203,589	321,672	(36.7)%

HIGHLIGHTS - $ thousand	2Q23	2Q22	Chg %	6M23	6M22	Chg %
Gross Sales	74,302	92,201	(19.4)%	107,516	131,632	(18.3)%
Adjusted EBITDA	313	5,948	(94.7)%	509	24,438	(97.9)%
(1) Includes sorghum; (2) Includes barley; (3) Includes sale of certifications related to RTRS soybean (Round Table on Responsible Soy Association).
In 2Q23, gross sales amounted to $74.3 million, marking a 19.4% year-over-year reduction driven by a 39.1% decrease in selling volumes and a mixed performance in prices. As we anticipated, our Crops segment experienced a significant decline in yields driven by the extreme drought caused by effect of La Niña in Argentina and Uruguay. Although this was a regional weather event, international prices remained mostly unchanged due to higher production in Brazil and the Northern hemisphere. However, we were able to profit from opportunities that arose in Argentina's local market. For example, the Argentine government implemented a new version of the "soybean dollar", and also extended it to other agricultural products, such as peanut and sunflower. Under this new regime, a preferential exchange rate was granted to convert proceeds from the sale of these products to local currency at $300 ARS/USD, rather than at the official exchange rate which at the time was $220 ARS/USD. We conducted sales of our products to profit from this measure. It is worth pointing out, that in July the government updated the preferential FX rate and included corn as part of the products favored by the measure.
Adjusted EBITDA for the quarter stood at $313 thousand, marking a 94.7% reduction compared to the same period of last year. In addition to the decrease in net sales, lower results were driven by a (i) $5.7 million year-over-year loss in the mark-to-market of our biological assets and net realizable value of our agricultural produce after harvest, explained by the reduction in yields, coupled with higher costs and lower planted area versus the previous campaign; together with (ii) a $7.4 million year-over-year loss in the mark-to-market of our commodity hedge position due to greater gains reported in the previous period.
On a year-to-date basis, gross sales were $107.5 million, 18.3% down compared to the same period of last year, fully explained by a 36.7% reduction in selling volumes, whereas Adjusted EBITDA stood at $509 thousand, marking a 97.9% year-over-year reduction. Lower Adjusted EBITDA generation for the first semester is mostly explained by a $35.9 million year-over-year loss in the mark-to-market of our biological assets and net realizable value of our agricultural produce after harvest as a result of La Niña weather event. Results were partially offset by a $3.4 million year-over-year gain in the mark-to-market of our commodity hedge position.

Rice Segment

RICE
Highlights	metric	2Q23	2Q22	Chg %	6M23	6M22	Chg %
Gross Sales	$ thousands	80,207	46,287	73.3%	135,426	79,956	69.4%
Sales of white rice	thousand tons	114	81	40.3%	196	138	41.4%
	$ per ton	649	489	32.8%	613	495	23.7%
	$ thousands	73,716	39,566	86.3%	119,847	68,517	74.9%
Sales of By-products	$ thousands	6,491	6,721	(3.4)%	15,579	11,438	36.2%
Adjusted EBITDA	$ thousands	14,704	4,859	202.6%	27,372	13,109	108.8%

Rice Mills
Total Processed Rough Rice(1)	thousand tons	87	103	(15.4)%	160	180	(11.1)%
Ending stock - White Rice	thousand tons	43	63	(32.5)%	43	63	(32.5)%
(1) Expressed in white rice equivalent

Gross sales amounted to $80.2 million in 2Q23, marking a 73.3% increase compared to 2Q22, while year-to-date it reached $135.4 million, 69.4% higher versus the same period of last year. In both cases this was driven by an increase in selling volumes (40.3% and 41.4% higher respectively), coupled with higher average selling prices, which stood at $649/ton and $613/ton, respectively. Our average selling price has been increasing due to a better mix of higher added value products and higher global prices as a consequence of (i) stronger demand and (ii) adverse weather conditions in key producing countries, such as India and China. In 2Q23 the Argentine government included rice and other regional products, in the agri dollar price scheme, enabling us to use a preferential exchange rate to convert to local currency the earnings derived from the sale of these products. Consequently, our rice exports benefited from an exchange rate of $300 ARS/USD, instead of the official exchange rate of $220 ARS/USD (the preferential FX rate was recently updated). We expect to continue to capitalize from these higher prices in the short to mid term, especially since India (the world's largest rice exporter) recently banned long grain rice exports to secure domestic supply, consequently impacting international rice prices.
Adjusted EBITDA amounted to $14.7 million in 2Q23 and $27.4 million in 6M23, $9.8 million and $14.3 million higher than last year. This increase is fully explained by the aforementioned increase in gross sales, which fully offset the lower results reported at the operational level. The decrease in yields versus the prior campaign due to the impact of La Niña weather event in some of our rice farms contributed to a $5.8 million and $7.8 million year-over-year loss in our biological asset and agricultural produce during 2Q23 and 6M23, respectively. Moreover, we registered (i) higher costs in U.S. dollar terms due to a genuine increase in agricultural inputs and salaries; and (ii) higher selling expenses due to the increase in volumes sold.

Dairy Segment

DAIRY
Highlights	metric	2Q23	2Q22	Chg %	6M23	6M22	Chg %
Gross Sales	$ thousands (1)	63,704	62,042	2.7%	122,312	116,847	4.7%
	million liters (2) (3)	87.7	96.8	(9.4)%	184.0	196.4	(6.3)%
Adjusted EBITDA	$ thousands	10,178	7,206	41.2%	16,300	14,205	14.7%

Dairy - Farm
Milking Cows	average heads	14,531	14,485	0.3%	14,501	14,409	0.6%
Cow Productivity	liter/cow/day	37.7	34.5	9.3%	36.8	34.7	6.0%
Total Milk Produced	million liters	49.9	45.5	9.7%	96.6	90.5	6.7%

Dairy - Industry
Total Milk Processed	million liters	81.9	85.9	(4.6)%	158.9	176.1	(9.8)%
(1) Includes sales of raw milk, processed dairy products, electricity and culled cows; (2) Includes sales of raw milk, fluid milk, powder milk and cheese, among others; (3) The difference between volume processed and volume sold is explained by the sale of raw milk to third parties.
In 2Q23, milk production at the farm level was 49.9 million liters, 9.7% higher compared to the same period of last year. This is explained by a 9.3% increase in productivity which reached 37.7 liters per cow per day. On a year-to-date basis, total milk production amounted to 96.6 million liters, marking a 6.7% year-over-year increase compared to 6M22, driven by a 6.0% increase in cow productivity, while our dairy cow herd remained in line with last year as we hit full capacity in our four free-stalls.
At the industry level, we processed 81.9 million liters of raw milk during 2Q23, 4.6% lower than last year. Out of this volume, approximately 41% came from our dairy farm operations whereas the balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services. During the semester, total processed milk amounted to 158.9 million liters of raw milk, 9.8% lower than the previous year. We continue working on product developments to cater both to the domestic and export market.
Adjusted EBITDA was $10.2 million in 2Q23, 41.2% higher compared to 2Q22, whereas during 6M23 it amounted to $16.3 million, marking a 14.7% year-over-year increase. Results were positively impacted by (i) an increase in sales due to higher average selling prices, as we increased the mix of higher value added products and produced more fluid milk for the domestic market which offered the highest marginal contribution during these periods; (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain; and (iii) our flexibility to divert milk to the production of a variety of dairy products, as well as to shift sales across markets. Results were partially offset by higher costs, including cost of feed, mostly corn silage, due to lower in-house production on account of La Niña weather event.
Adjusted EBIT was $7.5 million and $11.0 million during 2Q23 and 6M23, respectively. However, once interest expense and the foreign exchange loss related to the financial debt are considered, the year-to-date results decrease to negative $47.5 million.

All Other Segments

ALL OTHER SEGMENTS
Highlights	metric	2Q23	2Q22	Chg %	6M23	6M22	Chg %
Gross Sales	$ thousands	1,022	1,433	(28.7)%	2,508	1,875	33.8%
Adjusted EBITDA	$ thousands	(304)	(41)	n.a	193	634	(69.6)%
All Other Segments primarily encompasses our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities. Adjusted EBITDA for All Other Segments during 2Q23 amounted to negative $304 thousand, versus negative 41 thousand in 2Q22. Year-to-date, Adjusted EBITDA reached 193 thousand, marking a 69.6% decline compared to the same period of last year.

Land transformation business

LAND TRANSFORMATION
Highlights	metric	2Q23	2Q22	Chg %	6M23	6M22	Chg %
Adjusted EBITDA	$ thousands	(545)	2,023	n.a.	(1,506)	3,182	n.a.
Land sold	Hectares	—	—	n.a	—	—	n.a
Although no farm sales were conducted during 2Q23 nor during 2Q22, Adjusted EBITDA for our Land Transformation business amounted to negative $0.5 million and positive $2.0 million, respectively. The $2.6 million year-over-year reduction reflects a loss in the mark-to-market of an account receivable corresponding to the latest sale of farms in Brazil, which tracks the evolution of soybean prices. This is explained by lower soybean prices coupled with a reduction in the number of installments to be collected, and an appreciation of the Brazilian currency during 2Q23. These same drivers explain the $4.7 million year-over-year decrease in Adjusted EBITDA during 6M23 compared to 6M22.
From an accounting perspective, these figures are captured in Other Operating Income line of the Land Transformation segment.

Corporate expenses

CORPORATE EXPENSES
$ thousands	2Q23	2Q22	Chg %	6M23	6M22	Chg %
Corporate Expenses	(4,843)	(6,005)	(19.4)%	(10,891)	(12,385)	(12.1)%
Adecoagro’s corporate expenses include items that are not allocated to a specific business segment, such as the remuneration of executive officers and headquarters staff, certain professional services, office lease expenses, among others. As shown in the table above, corporate expenses for 2Q23 were $4.8 million, presenting a 19.4% reduction compared to 2Q22, while year-to-date corporate expenses amounted to $10.9 million, 12.1% down compared to the same period of last year. Despite experiencing an impact in costs from inflation in U.S. dollar terms, the year-over-year reduction is explained by an action plan set by the company which aims to reduce expenses and generate savings, among other initiatives.

Net Income & Adjusted Net Income
Net Income amounted to $46.1 million during 2Q23, marking a $28.0 million increase compared to the same period of last year. This was due to the variation of foreign exchange rate, which presented a year-over-year gain of $51.5 million, explained by a nominal appreciation of the Brazilian Real of 5.1% during 2Q23 compared to a depreciation of 10.6% during 2Q22. On the other hand, the Argentine peso reported a faster depreciation from 12.8% in 2Q22 to 22.8% in 2Q23. This was partially offset by income tax expenses of $21.9 million versus gains of $10.5 million in the previous period.
Year-to-date, net income was $69.1 million, 17.0% lower than the same period of last year. This is mostly explained by an increase in tax expenses ($38.1 million in 6M23 versus $19 million in 6M22), coupled with the effect of inflation accounting (higher exposure of our negative net monetary position to an inflation rate of 50.8% in 6M23 compared to 36.2% in 6M22). It is worth highlighting that inflation results, as well as foreign exchange rate results, are both non-cash in nature.
Adjusted Net Income reached $42.4 million during 2Q23, $1.6 million lower than in 2Q22, whereas year-to-date it stood at $81.3 million, marking a 38.4% year-over-year increase. We believe Adjusted Net Income is a more appropriate metric to reflect the Company's performance.

ADJUSTED NET INCOME (1)
$ thousands	2Q23	2Q22	Chg %	6M23	6M22	Chg %
Profit for the period	46,119	18,111	154.6%	69,125	83,284	(17.0)%
Foreign exchange losses/(gains), net	(29,570)	29,165	n.a.	(35,350)	(25,019)	41.3%
Cash flow hedge - transfer from equity	25,003	17,769	40.7%	33,864	26,363	28.5%
Inflation accounting effects	607	(10,010)	n.a	12,336	(17,276)	n.a
Net results from Fair Value adjustment of Investment Property	269	1,375	(80.4)%	1,330	3,753	(64.6)%
Bargain purchase gain on acquisition (2)	—	(12,365)	n.m.	—	(12,365)	n.m.
Adjusted Net Income	42,428	44,045	(3.7)%	81,305	58,740	38.4%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 25 for a reconciliation of Adjusted Net Income.

Indebtedness

NET DEBT BREAKDOWN
$ thousands	2Q23	1Q23	Chg %	2Q22	Chg %
Farming	356,821	280,253	27.3%	293,158	21.7%
Short term Debt	310,308	219,688	41.2%	229,959	34.9%
Long term Debt	46,513	60,565	(23.2)%	63,199	(26.4)%
Sugar, Ethanol & Energy	731,890	702,404	4.2%	725,147	0.9%
Short term Debt	20,321	12,172	66.9%	39,457	(48.5)%
Long term Debt	711,569	690,232	3.1%	685,689	3.8%
Total Short term Debt	330,628	231,860	42.6%	269,418	22.7%
Total Long term Debt	758,082	750,797	1.0%	748,888	1.2%
Gross Debt	1,088,710	982,657	10.8%	1,018,306	6.9%
Cash & Equivalents	196,609	85,867	129.0%	188,351	4.4%
Restricted Short-Term Investments	39,733	66,960	(40.7)%	—	n.a
Net Debt	852,368	829,830	2.7%	829,955	2.7%
EOP Net Debt / Adj. EBITDA LTM	1.9x	1.9x	—%	1.9x	—%

As of June 30, 2023, Adecoagro's net debt amounted to $852.4 million, 2.7% higher compared to the previous quarter. Despite reporting a 54.6% quarter-over-quarter increase in our cash position (Cash & Equivalents + Short-term investments), the increase in net debt is fully explained by a 10.8% increase in our gross debt. From a seasonality point of view, the first semester of the year is where most of the costs are incurred as we undergo planting and harvesting activities. In other words, it has the highest working capital requirements. On the other hand, cash generation is concentrated towards the second semester as we collect the proceeds from the sales of our products.
On a year-over-year basis, net debt was 2.7% higher compared to the same period of last year. This was mainly driven by (i) an increase in working capital related to advances and payments of biological assets to strengthen and secure our balance sheet position for the next harvest season, and (ii) an 8.0% appreciation of the Brazilian Real versus June 2022, which impacts our debt denominated in that currency. As of June 30, 2023, our Liquidity ratio (Cash & Equivalents + Marketable Inventories / Short Term Debt) reached 1.27x, showing the Company's full capacity to repay short term debt with its cash balances.
Our Net Debt ratio (Net Debt/EBITDA) as of 2Q23 was 1.9x, in line with the previous quarter and with 2Q22. We believe that our balance sheet is in a healthy position based not only on the adequate overall debt levels but also on the terms of our indebtedness, most of which is long-term debt.

Capital Expenditures

CAPITAL EXPENDITURES
$ thousands	2Q23	2Q22	Chg %	6M23	6M22	Chg %
Farming & Land Transformation	1,728	9,161	(81.1)%	13,468	23,289	(42.2)%
Expansion	1,673	4,378	(61.8)%	10,470	9,648	8.5%
Maintenance	55	4,783	(98.9)%	2,998	13,641	(78.0)%
Sugar, Ethanol & Energy	56,079	42,028	33.4%	129,073	108,171	19.3%
Maintenance	41,181	34,357	19.9%	100,902	90,152	11.9%
Planting	28,915	23,425	23.4%	44,628	35,632	25.2%
Industrial & Agricultural Machinery	12,266	10,932	12.2%	56,274	54,521	3.2%
Expansion	14,897	7,671	94.2%	28,171	18,019	56.3%
Planting	5,426	2,772	95.7%	12,939	9,685	33.6%
Industrial & Agricultural Machinery	9,471	4,899	93.3%	15,232	8,334	82.8%
Total	57,806	51,189	12.9%	142,541	131,460	8.4%
Total Maintenance Capex	41,236	39,139	5.4%	103,900	103,793	0.1%
Total Expansion Capex	16,570	12,049	37.5%	38,641	27,667	39.7%
Adecoagro's capital expenditures were $57.8 million in 2Q23, 12.9% higher compared to last year, while in 6M23 it amounted to $142.5 million, marking a 8.4% year-over-year increase.
The Sugar, Ethanol and Energy business accounted for 97% or $56.1 million of total capex in 2Q23, marking a 33.4% increase compared to the same period of last year. Maintenance capex amounted to $41.2 million, 19.9% higher than the previous year, driven by a 23.4% increase in renewal planting, due to higher costs related to soil preparation, coupled with a 12.2% increase in Industrial & Agricultural Machinery. Expansion capex, in turn, increased 94.2% compared to the previous year, reaching $14.9 million. Investments on this front were related to (i) expansion planting as we continue to expand our sugarcane plantation area; as well as to (ii) small projects including the construction of our second biodigestor in order to increase our biogas production, which later is converted into biomethane and is used to replace our diesel consumption. Year-to-date, capital expenditures amounted to $129.1 million, 19.3% higher compared to the same period of last year.
Farming & Land Transformation businesses accounted for 3%, or $1.7 million of total capex in 2Q23, presenting a year-over-year decrease of 81.1%. Expansion capex amounted to $1.7 million and was focused on the construction of our second biodigestor in our Dairy business (to generate renewable energy from cow manure), coupled with the upgrade of our cheese factory to enhance our product portfolio offering. On the other hand, no investments on maintenance were conducted throughout this quarter in our Farming division. Year-to-date, capital expenditures amounted to $13.5 million, 42.2% lower compared to the same period of last year due to lower maintenance capex requirements.

2Q23 Market Highlights
◦Sugar prices traded within a range of 22.07 cts/lb and 26.99 cts/lb during 2Q23. Prices in U.S. dollars were, on average 21% higher than in 1Q23 and 33% higher than in 2Q22, according to ICE futures (Sugar #11). This increase was driven by (i) potential weather risks; (ii) limited global supply; and (iii) lower global stocks of sugar. Brazil's Center-South region is currently undergoing an exceptional harvest, compensating the production shortfall faced by other countries. Despite a higher production forecasted in Brazil, the next crop season in India, Thailand and China has been revised downwards keeping prices sustained well above last year's levels. Regarding weather patterns, El Niño weather event has been confirmed, but so far, there has been no significant disruption. Nevertheless, weather conditions in various regions are being closely monitored and it can pose a potential risk on future production and consequently on sugar's supply & demand balance.
◦According to ESALQ index, hydrous and anhydrous ethanol prices decreased on average 18% and 15% year-over-year, whereas both increased 8% and 11% compared to the previous quarter, respectively. As reported by UNICA (Brazil's sugarcane association), total ethanol sales in 2Q23 were 7% higher compared to the previous quarter, while accumulated exports were 24% lower compared to the same period of last year. According to the accumulated data from ANP (National Petroleum Agency), hydrous consumption year-to-date is slightly lower than during the same period of last year. On the other hand, the consumption of anhydrous is higher, mainly due to gasoline C's larger market share in the Otto Cycle. However, the pump ratio is now favoring hydrous ethanol over gasoline, after months of uncompetitive hydrous price. Consequently, total ethanol consumption is expected to grow due to attractive price levels and a strong Otto Cycle demand.
◦Brazil's carbon credit market under the RenovaBio program presented a 21% increase in prices in 2Q23 versus the previous quarter, reaching an average price of 114 BRL/CBio (approximately 24 USD/CBio). During April, May and June 2023, average prices stood at approximately 100, 136 and 135 BRL/CBio, respectively (approximately 21 USD/CBio in April and 28 USD/CBio in May and June).
◦In 2Q23, energy spot prices in the southeast region of Brazil were 24% higher than during 2Q22 driven by the readjustment of the regulatory minimum price. During April, May and June, energy prices were on average 69.0 BRL/MWh. Despite the increase in the PLD (Preço de Liquidação das Diferenças or settlement price for differences), prices continued to be impacted by the level of water in the southeast reservoirs (85%), 22% higher compared to last year. In June, consumption showed a 2% year-over-year increase, according to CCEE (Electric Energy Trading Chamber).
◦During 2Q23, soybean traded 6% higher at CBOT compared to 1Q23, while corn traded 17% lower. In the case of soybean, the increase in price was driven by (i) a potential drought in USA, which could reduce the production of soybean, as well as corn; together with (ii) a shift in planted area from soybean to corn. On the other hand, the decline in corn prices was explained by (i) a lower demand from China due to slower economic growth; (ii) product flow coming from the Black Sea at low prices; and (iii) the weather forecast calling for "El Niño" in the second semester in South America. Support to prices could derive from (i) a stable macro scenario and (ii) lower inflation. During 2Q23 funds maintained a long position on soybean and soybean meal and short position on corn and soybean oil. Prices at the local market traded 8% lower in the case of soybean and 19% for corn, compared to 1Q23. This was driven by (i) political and economic uncertainty; and (ii) government interventions in the market.

Other Operational & Financial Metrics

2022/23 Harvest Season

FARMING PRODUCTION DATA
Planting & Production	Planted Area (hectares)			2022/23 Harvested Area			Yields (Tons per hectare)
	2022/23	2021/22	Chg %	Hectares	% Harvested	Production	2022/23	2021/22	Chg %
Soybean	51,907	43,515	19.3%	51,846	99.9%	91,676	1.8	3.0	(40.2)%
Soybean 2nd Crop	29,818	27,559	8.2%	29,751	99.8%	31,220	1.0	1.8	(41.4)%
Corn (1)	41,753	48,344	(13.6)%	32,882	78.8%	157,597	4.8	6.7	(28.9)%
Corn 2nd Crop	2,836	9,192	(69.1)%	1,697	59.8%	2,614	1.5	4.3	(63.8)%
Wheat (2)	35,789	46,509	(23.0)%	35,789	100.0%	83,263	2.3	3.0	(21.4)%
Sunflower	18,131	23,092	(21.5)%	18,131	100.0%	32,565	1.8	1.7	6.2%
Cotton	10,075	7,427	35.7%	9,974	99.0%	6,490	0.7	0.5	35.3%
Peanut	19,813	22,102	(10.4)%	19,285	97.3%	37,638	2.0	2.8	(31.1)%
Other (3)	2,658	3,246	(18.1)%	2,464	92.7%	8,240	3.3	1.6	107.2%
Total Crops	212,779	230,986	(7.9)%	201,819	94.8%	451,302
Rice	55,648	60,857	(8.6)%	55,648	100.0%	354,128	6.4	6.8	(6.4)%
Total Farming	268,427	291,843	(8.0)%	257,467	95.9%	805,429
Owned Croppable Area	102,122	112,360	(9.1)%
Leased Area	133,650	142,732	(6.4)%
Second Crop Area	32,654	36,750	(11.1)%
Total Farming Area	268,427	291,843	(8.0)%
(1) Includes sorghum; (2) Includes barley and peas; (3) Includes chia, sesame, potatoes and beans
As of beginning of August 2023, we harvested 257,467 hectares, or 95.9% of total area, and produced 805,429 tons of aggregate grains. The remaining hectares are expected to be fully harvested during the rest of the month. As anticipated, yields for most of our summer crops presented a significant decline compared to the previous campaign due to the extreme drought that Argentina and Uruguay experienced as a consequence of the third year-in-a row of La Niña weather event.
Soybean 1st crop: As of the end of July, we concluded the harvest of 51,846 hectares of soybean, obtaining an average yield of 1.8 Tn/Ha, 40.2% lower than the previous campaign. Although we increased the amount of hectares planted since soybean is a crop more resilient to drier weather, as well as having its yield definition stage much later than other summer crops, it is a known fact that Argentina and Uruguay had gone through the worst drought in the last 100 years driven by a third consecutive year of La Niña weather. Consequently, yields were negatively impacted due to below average rainfalls and high temperatures experienced throughout its definition stage.
Corn: We are still undergoing harvesting activities for our late corn, whereas we almost completed harvesting activities corresponding to our early corn production. Yields for both crops were negatively affected by the extreme dry weather, despite developing at different times of the year. Precipitations received over the past weeks, only enabled yields to remain at current levels as they were already defined. It is worth highlighting that corn has been recently included within the regime of "agri dollar", which offers a greater exchange rate to farmers than the official rate when executing export sales.
Peanut: We concluded harvesting activities for peanut, reaching a yield of 2.0 ton/ha, 31.1% lower than the prior campaign. Although this crop was concentrated in regions were good rainfalls were registered during its planting activity, the effects of La Niña throughout summertime limited its positive outlook. High temperatures, coupled with low precipitations impacted crop development, resulting in a year-over-year decline in yields. However, we partially mitigated the negative operational results by booking higher selling prices, as peanut is one of the regional products included under the "agri dollar" regime.
Sunflower: As of end of July, we completed the harvest of our sunflower production, obtaining a yield of 1.8 ton/ha, higher than the prior campaign. The increase in yields was due to the fact that sunflower is more resilient to dry weather, as well as high temperatures, than other summer crops, such as corn.
Winter Crops: We concluded planting activities for our winter crops, with a total planted area of over 22,000 hectares. These hectares are concentrated in key regions with good humidity profile. In the Northern region of Argentina, however, soil humidity was not enough to plant wheat. Therefore, this area will be later on planted with a summer crop.

END OF PERIOD INVENTORIES
		Volume			thousand $
Product	Metric	2Q23	2Q22	% Chg	2Q23	2Q22	% Chg
Soybean	tons	66,083	86,403	(23.5)%	23,689	27,514	(13.9)%
Corn (1)	tons	56,429	81,740	(31.0)%	13,119	14,654	(10.5)%
Wheat (2)	tons	9,851	23,613	(58.3)%	2,220	7,192	(69.1)%
Sunflower	tons	4,517	12,788	(64.7)%	2,417	7,039	(65.7)%
Cotton	tons	1,581	699	126.2%	2,684	1,278	110.0%
Rice (3)	tons	42,639	63,123	(32.5)%	17,864	18,373	(2.8)%
Peanut	tons	9,156	8,549	7.1%	8,710	8,275	5.3%
Organic Sugar	tons	369	3,039	(87.8)%	176	1,168	(84.9)%
Sugar	tons	54,984	44,061	24.8%	18,704	15,955	17.2%
Ethanol	m3	159,707	98,707	61.8%	79,561	51,396	54.8%
Hydrous Ethanol	m3	74,398	63,320	17.5%	36,314	32,018	13.4%
Anhydrous Ethanol	m3	85,308	35,387	141.1%	43,247	19,378	123.2%
Fluid Milk	Th Lts	4,904	5,514	(11.1)%	3,014	3,312	(9.0)%
Powder Milk	tons	1,953	1,305	49.7%	7,461	4,755	56.9%
Cheese	tons	436	251	73.7%	1,937	1,134	70.8%
Butter	tons	100	—	n.a.	455	—	n.a.
Cbios	units	17,038	21,697	(21.5)%	374	499	(25.1)%
Others	tons	6,918	3,735	85.2%	2,878	2,180	32.0%
Total		436,663	455,223	(4.1)%	185,261	164,723	12.5%
(1) Includes sorghum; (2) Includes barley: (3) Expressed in white rice equivalent

Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices and stabilize cash flows.
The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

COMMODITY HEDGE POSITION - As of June 30,2023
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB
	Volume	USD/Ton	USD/Bu	Hedge (%)
2022/2023 Harvest season
Soybeans	79,152	457.9	1,788.4	76%
Corn	72,168	233.8	698.0	49%
Wheat	50,935	330.9	1,048.5	98%
2023/2024 Harvest season
Soybeans	6,600	344.0	1,414.0	4%
Corn	—	—	—	—%
Wheat	1,000	252.0	814.9	2%
	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB
	Volume	USD/Unit	Cents/Lb	Hedge (%)
2023 FY
Sugar (tons)	492,749	490.3	22.2	66%
Ethanol (m3)	—	—	—	—%
Energy (MW/h) (1)	595,832	52.7	n.a	88%
2024 FY
Sugar (tons)	68,580	506.7	23.0	10%
Ethanol (m3)	—	—	—	—%
Energy (MW/h) (1)	467,280	53.9	n.a	64%
(1) Energy prices in 2023 and 2024 were converted to USD at an exchange rate of BRL/USD 5.00 and BRL/USD 5.25, respectively.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations, including our expectations for crushing and other volumes; (ii) the impact of weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy, capital expenditure plan and distribution policy; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.
Adjusted EBITDA & Adjusted EBIT
Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain from fair value adjustments of investment property land foreign exchange gains or losses, other net financial results and bargain purchase gain on acquisition (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets and bargain purchase gain on acquisition, (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item “Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, which is reflected in shareholder equity under the line item “Reverse of revaluation surplus derived from disposals of assets;” and (iii) net of the combined effect resulting from the application of IAS 29 and IAS 21 to our Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), bargain purchase gain, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate and compare the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similar measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate and compare the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, foreign exchange gains or losses and other net financial results; (ii) adjusted by gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset farmland; (iii) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; (iv) net gain/loss from fair value adjustments of investment property land; (v) bargain purchase gain on acquisition and (vi) net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations included in profit from operations. We define “Adjusted Segment EBIT” for each of our operating segments as the segment’s share of (i) consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable; and (ii) net gain/loss from fair value adjustments of investment property land; (iii) bargain purchase gain on acquisition; and (iv) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries”; (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings.
We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similar measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 28.
Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of non-current and current borrowings less cash and cash equivalents and restricted short-term investments (namely US-Treasury Bills use as collateral of short-term borrowings). This measure is widely used by management. Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted Consolidated EBITDA.
We believe that the ratio net debt to Adjusted Consolidated EBITDA provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to capital markets and our ability to meet scheduled debt service obligations.

RECONCILIATION - NET DEBT
$ thousands	2Q23	1Q23	Chg %	2Q22	Chg %
Total Borrowings	1,088,710	982,657	10.8%	1,018,306	6.9%
Cash and Cash equivalents	196,609	85,867	129.0%	188,351	4.4%
Restricted short-term investments	39,733	66,960	(40.7)%	—	n.a
Net Debt	852,368	829,830	2.7%	829,955	2.7%
Adjusted Net Income
We define Adjusted Net Income as (i) profit / (loss) of the period/year before net gain / (losses) from fair value adjustments of investment property land and bargain purchase gain on acquisition; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both exchange differences and cash flow hedge transfer from equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our shareholders’ equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” if any, plus (iv) the reversal of the aforementioned income tax effect, plus (v) inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, if any.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our equity. In fact, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the equity of the Company, since it reduces/increases the income tax to be paid in each country. Accordingly we have added back the income tax effect to Adjusted Net Income.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similar measures used by other companies. Adjusted Net Income is not a measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

ADJUSTED NET INCOME
$ thousands	2Q23	2Q22	Chg %	6M23	6M22	Chg %
Profit for the period	46,119	18,111	154.6%	69,125	83,284	(17.0)%
Foreign exchange losses/(gains), net	(29,570)	29,165	n.a.	(35,350)	(25,019)	41.3%
Cash flow hedge - transfer from equity	25,003	17,769	40.7%	33,864	26,363	28.5%
Inflation accounting effects	607	(10,010)	n.a	12,336	(17,276)	n.a
Net results from Fair Value adjustment of Investment Property	269	1,375	(80.4)%	1,330	3,753	(64.6)%
Bargain purchase gain on acquisition	—	(12,365)	n.m.	—	(12,365)	n.m.
Adjusted Net Income	42,428	44,045	(3.7)%	81,305	58,740	38.4%
Adjusted Free Cash Flow from Operations
We define Adjusted Free Cash Flow from Operations as (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, less (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine Operations, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of noncontrolling interest in subsidiaries; less (v) lease payments, less (vi) dividends paid to noncontrolling interest plus (vii) the net of acquisition/disposal of restricted short-term investments, namely US-Treasury Bills used as collateral of short term borrowings plus (viii) expansion capital expenditures.

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 2Q23
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	74,302	80,207	63,704	1,022	219,235	187,847	—	—	407,082
Cost of goods sold and services rendered	(65,642)	(54,121)	(51,896)	(858)	(172,517)	(123,666)	—	—	(296,183)
Initial recog. and changes in FV of BA and agricultural produce	2,339	(1,310)	4,634	(342)	5,321	24,182	—	—	29,503
Gain from changes in NRV of agricultural produce after harvest	500	—	—	—	500	(540)	—	—	(40)
Margin on Manufacturing and Agricultural Act. Before Opex	11,499	24,776	16,442	(178)	52,539	87,823	—	—	140,362
General and administrative expenses	(7,916)	(3,831)	(2,325)	(47)	(14,119)	(5,848)	—	(5,097)	(25,064)
Selling expenses	(6,514)	(9,426)	(6,468)	(124)	(22,532)	(15,598)	—	(12)	(38,142)
Other operating income, net	1,166	29	(160)	(277)	758	1,764	(545)	(57)	1,920
Profit from Operations Before Financing and Taxation	(1,765)	11,548	7,489	(626)	16,646	68,141	(545)	(5,166)	79,076
Net results from Fair value adjustment of Investment property	—	—	—	275	275	—	—	—	275
Adjusted EBIT	(1,765)	11,548	7,489	(351)	16,921	68,141	(545)	(5,166)	79,351
(-) Depreciation and Amortization	2,078	3,156	2,689	47	7,970	48,702	—	323	56,995
Adjusted EBITDA	313	14,704	10,178	(304)	24,891	116,843	(545)	(4,843)	136,346
Reconciliation to Profit/(Loss)
Adjusted EBITDA									136,346
(+) Depreciation and Amortization									(56,995)
(+) Financial result, net									(10,891)
(+) Net results from Fair value adjustment of Investment property									(275)
(+) Income Tax (Charge)/Benefit									(21,912)
(+) Translation Effect (IAS 21)									(154)
Profit/(Loss) for the Period									46,119

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 2Q22
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	92,201	46,287	62,042	1,433	201,963	180,376	—	—	382,339
Cost of goods sold and services rendered	(93,162)	(38,858)	(54,445)	(1,231)	(187,696)	(118,253)	—	—	(305,949)
Initial recog. and changes in FV of BA and agricultural produce	26,371	4,516	6,304	(166)	37,025	10,467	—	—	47,492
Gain from changes in NRV of agricultural produce after harvest	(17,842)	(2)	—	—	(17,844)	(235)	—	—	(18,079)
Margin on Manufacturing and Agricultural Act. Before Opex	7,568	11,943	13,901	36	33,448	72,355	—	—	105,803
General and administrative expenses	(4,705)	(3,021)	(2,130)	(65)	(9,921)	(6,208)	—	(6,094)	(22,223)
Selling expenses	(7,371)	(7,394)	(7,148)	(72)	(21,985)	(15,790)	—	30	(37,745)
Other operating income, net	8,526	709	5	(1,288)	7,952	4,331	2,023	(184)	14,122
Bargain purchase gain	—	12,443	—	—	12,443	—	—	—	12,443
Profit from Operations Before Financing and Taxation	4,018	14,680	4,628	(1,389)	21,937	54,688	2,023	(6,248)	72,400
Net results from Fair value adjustment of Investment property	—	—	—	1,288	1,288	—	—	—	1,288
Bargain purchase gain	—	(12,443)	—	—	(12,443)	—	—	—	(12,443)
Adjusted EBIT	4,018	2,237	4,628	(101)	10,782	54,688	2,023	(6,248)	61,245
(-) Depreciation and Amortization	1,930	2,622	2,578	60	7,190	49,670	—	243	57,103
Adjusted EBITDA	5,948	4,859	7,206	(41)	17,972	104,358	2,023	(6,005)	118,348
Reconciliation to Profit/(Loss)
Adjusted EBITDA									118,348
(+) Depreciation and Amortization									(57,103)
(+) Financial result, net									(65,188)
(+) Net results from Fair value adjustment of Investment property									(1,288)
(+) Income Tax (Charge)/Benefit									10,513
(-) Bargain purchase gain									12,443
(+) Translation Effect (IAS 21)									386
Profit/(Loss) for the Period									18,111

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 6M23
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	107,516	135,426	122,312	2,508	367,762	286,593	—	—	654,355
Cost of goods sold and services rendered	(94,691)	(96,364)	(102,998)	(2,195)	(296,248)	(195,533)	—	—	(491,781)
Initial recog. and changes in FV of BA and agricultural produce	1,531	7,056	10,114	68	18,769	72,438	—	—	91,207
Gain from changes in NRV of agricultural produce after harvest	231	—	—	—	231	(415)	—	—	(184)
Margin on Manufacturing and Agricultural Act. Before Opex	14,587	46,118	29,428	381	90,514	163,083	—	—	253,597
General and administrative expenses	(9,404)	(8,221)	(5,326)	(101)	(23,052)	(12,299)	—	(11,375)	(46,726)
Selling expenses	(12,106)	(17,121)	(12,885)	(173)	(42,285)	(23,787)	—	(26)	(66,098)
Other operating income, net	3,257	435	(204)	(1,369)	2,119	(5,499)	(1,506)	(105)	(4,991)
Profit from Operations Before Financing and Taxation	(3,666)	21,211	11,013	(1,262)	27,296	121,498	(1,506)	(11,506)	135,782
Net results from Fair value adjustment of Investment property	—	—	—	1,355	1,355	—	—	—	1,355
Adjusted EBIT	(3,666)	21,211	11,013	93	28,651	121,498	(1,506)	(11,506)	137,137
(-) Depreciation and Amortization	4,175	6,161	5,287	100	15,723	72,033	—	615	88,371
Adjusted EBITDA	509	27,372	16,300	193	44,374	193,531	(1,506)	(10,891)	225,508
Reconciliation to Profit/(Loss)
Adjusted EBITDA									225,508
(+) Depreciation and Amortization									(88,371)
(+) Financial result, net									(27,682)
(+) Net results from Fair value adjustment of Investment property									(1,355)
(+) Income Tax (Charge)/Benefit									(38,129)
(+) Translation Effect (IAS 21)									(846)
Profit/(Loss) for the Period									69,125

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 6M22
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	131,632	79,956	116,847	1,875	330,310	257,432	—	—	587,742
Cost of goods sold and services rendered	(127,016)	(68,492)	(102,879)	(1,483)	(299,870)	(175,550)	—	—	(475,420)
Initial recog. and changes in FV of BA and agricultural produce	55,733	14,819	12,557	348	83,457	47,905	—	—	131,362
Gain from changes in NRV of agricultural produce after harvest	(18,037)	(2)	—	—	(18,039)	(934)	—	—	(18,973)
Margin on Manufacturing and Agricultural Act. Before Opex	42,312	26,281	26,525	740	95,858	128,853	—	—	224,711
General and administrative expenses	(8,118)	(5,509)	(3,753)	(120)	(17,500)	(10,505)	—	(12,775)	(40,780)
Selling expenses	(13,385)	(12,976)	(13,314)	(95)	(39,770)	(22,074)	—	(59)	(61,903)
Other operating income, net	(111)	557	(112)	(3,648)	(3,314)	1,138	3,182	17	1,023
Bargain purchase gain	—	12,443	—	—	12,443	—	—	—	12,443
Profit from Operations Before Financing and Taxation	20,698	20,796	9,346	(3,123)	47,717	97,412	3,182	(12,817)	135,494
Net results from Fair value adjustment of Investment property	—	—	—	3,641	3,641	—	—	—	3,641
Bargain purchase gain	—	(12,443)	—	—	(12,443)	—	—	—	(12,443)
Adjusted EBIT	20,698	8,353	9,346	518	38,915	97,412	3,182	(12,817)	126,692
(-) Depreciation and Amortization	3,740	4,756	4,859	116	13,471	64,224	—	432	78,127
Adjusted EBITDA	24,438	13,109	14,205	634	52,386	161,636	3,182	(12,385)	204,819
Reconciliation to Profit/(Loss)
Adjusted EBITDA									204,819
(+) Depreciation and Amortization									(78,127)
(+) Financial result, net									(33,262)
(+) Net results from Fair value adjustment of Investment property									(3,641)
(+) Income Tax (Charge)/Benefit									(19,031)
(-) Bargain purchase gain									12,443
(+) Translation Effect (IAS 21)									83
Profit/(Loss) for the Period									83,284
Please refer to our Financial Statements published at www.ir.adecoagro.com for our Income Statement, Balance Sheet and Cash Flow Statement as of June 30th, 2023.